UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Name of Issuer) Ordinary Shares, par value US$0.0004 Per Share
(Title of Class of Securities) 81663 N206

(CUSIP Number)

Bai Xiaoqing	Brian Spires
Managing Director	Baker & McKenzie
China Investment Corporation	14/F Hutchison House
6/F, New Poly Plaza	10 Harcourt Road
No. 1, Chaoyangmen Beidajie	Central
Dongcheng District, Beijing 100010, P.R.China	Hong Kong
+ 86-10- 84096969	+852 2846 2457

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 2012

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS China Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,605,890,530[1]
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø
WITH	10	SHARED DISPOSITIVE POWER

		3,605,890,530[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,605,890,530[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1 Pursuant to the Share Subscription Agreement (as defined below), the 3,605,890,530 Ordinary Shares (as defined below) were issued upon the conversion of the 360,589,053 convertible preferred shares as reported in the Schedule 13D filed by the Reporting Persons on June 13, 2011 (the “Original Schedule 13D”). Pursuant to the Share Subscription Agreement, warrants to subscribe for 72,117,810 convertible preferred shares expired un-exercised on June 3, 2012.

2 This calculation is rounded to the nearest tenth and is based on 31,972,580,740 ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”) of the Issuer outstanding as of June 4, 2012, as reported on the Next Day Disclosure Return of the Issuer dated June 4, 2012 published on the Hong Kong Stock Exchange.

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS Bridge Hill Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,605,890,530[3]
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø
WITH	10	SHARED DISPOSITIVE POWER

		3,605,890,530[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,605,890,530[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

3 Pursuant to the Share Subscription Agreement (as defined below), the 3,605,890,530 Ordinary Shares issued upon the conversion of the 360,589,053 convertible preferred shares as reported in the Original Schedule 13D. Pursuant to the Share Subscription Agreement, warrants to subscribe for 72,117,810 convertible preferred shares expired un-exercised on June 3, 2012.

4 This calculation is rounded to the nearest tenth and is based on 31,972,580,740 Ordinary Shares of the Issuer outstanding as of June 4, 2012, as reported on the Next Day Disclosure Return of the Issuer dated June 4, 2012 published on the Hong Kong Stock Exchange.

CUSIP No. 81663 N206

1	NAMES OF REPORTING PERSONS Country Hill Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		Ø
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,605,890,530[5]
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø
WITH	10	SHARED DISPOSITIVE POWER

		3,605,890,530[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,605,890,530[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

5 Pursuant to the Share Subscription Agreement (as defined below), the 3,605,890,530 Ordinary Shares issued upon the conversion of the 360,589,053 convertible preferred shares as reported in the Original Schedule 13D. Pursuant to the Share Subscription Agreement, warrants to subscribe for 72,117,810 convertible preferred shares expired un-exercised on June 3, 2012.

6 This calculation is rounded to the nearest tenth and is based on 31,972,580,740 Ordinary Shares of the Issuer outstanding as of June 4, 2012, as reported on the Next Day Disclosure Return of the Issuer dated June 4, 2012 published on the Hong Kong Stock Exchange.

Item 1. Security and Issuer

This Amendment No.1 (this “Amendment”) amends the Original Schedule 13D with respect to the ordinary shares, par value US$0.0004 per share (the “Ordinary Shares”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On April 18, 2011, the Issuer and Country Hill entered into a share subscription agreement (the “Share Subscription Agreement”), pursuant to which the Issuer issued to Country Hill, and Country Hill subscribed for, on June 3, 2011, 360,589,053 initial convertible preferred shares and warrants to subscribe for an additional 72,117,810 convertible preferred shares of the Issuer. Pursuant to the Share Subscription Agreement, the convertible preferred shares were mandatorily converted into Ordinary Shares at the applicable conversion rate on June 3, 2012. The Share Subscription Agreement is described in and attached hereto as Exhibit 1.

Pursuant to the Share Subscription Agreement, the Issuer and Country Hill entered into a warrant agreement dated June 3, 2011 (the “Warrant Agreement”), pursuant to which the Issuer issued and delivered to Country Hill on June 3, 2011 warrants to subscribe for 72,117,810 convertible preferred shares. Pursuant to the Warrant Agreement, the warrants terminated and became void as of the date falling 12 months after the date of the issuance of the warrants, or June 3, 2012. The Warrant Agreement is described in and attached hereto as Exhibit 2.

Upon (1) the conversion of 360,589,053 convertible preferred shares; and (2) the expiration of the warrants to subscribe for 72,117,810 convertible preferred shares, each Reporting Persons’ beneficial ownership in the Issuer has changed from 13.6% to 11.3% accordingly.

All descriptions of the Share Subscription Agreement and the Warrant Agreement are subject to and qualified in their entirety by reference to the complete text of such documents, which have been filed as exhibits to this Amendment or incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

The information set forth in Item 4 is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b) CIC, by virtue of being the parent of CIC International Co., Limited (“CIC International”), which is the parent of Bridge Hill, may be deemed to have (i) beneficial ownership and (ii) shared power with Bridge Hill and Country Hill to vote or direct the vote of, and shared power with Bridge Hill and Country Hill to dispose or direct disposition of, 3,605,890,530 Ordinary Shares, representing 11.3% of the outstanding Ordinary Shares. CIC may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill, the record owner of the Ordinary Shares, is CIC’s indirect wholly-owned subsidiary.

Bridge Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Country Hill to vote or direct the vote of, and shared power with CIC and Country Hill to dispose or direct disposition of, 3,605,890,530 Ordinary Shares, representing 11.3% of the outstanding Ordinary Shares. Bridge Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill, the record owner of the Ordinary Shares, is Bridge Hill’s wholly-owned subsidiary.

Country Hill may be deemed to have (i) beneficial ownership and (ii) shared power with CIC and Bridge Hill to vote or direct the vote of, and shared power with CIC and Bridge Hill to dispose or direct disposition of, 3,605,890,530 Ordinary Shares, representing 11.3% of the outstanding Ordinary Shares. Country Hill may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer because Country Hill is the record owner of the Ordinary Shares.

The foregoing percentage is based on 31,972,580,740 Ordinary Shares of the Issuer outstanding as of June 4, 2012, as reported on the Next Day Disclosure Return of the Issuer dated June 4, 2012 published on the Hong Kong Stock Exchange.

(c) None of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A below, has effected any transaction in the Ordinary Shares of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The information set forth, or incorporated by reference, in Items 4 and 5 of this Amendment and the Exhibits is hereby incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Subscription Agreement, dated April 18, 2011, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 13, 2011)

Exhibit 2	Warrant Agreement, dated June 3, 2011, by and between Semiconductor Manufacturing International Corporation and Country Hill Limited (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on June 13, 2011)

Exhibit 3	Agreement of Joint Filing, dated June 6, 2012, by and between China Investment Corporation, Bridge Hill Investments Limited and Country Hill Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: June 6, 2012

China Investment Corporation

By:	/s/ Lou Jiwei
	Name:	Lou Jiwei
	Title:	Chairman and CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: June 6, 2012

Bridge Hill Investments Limited

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	Sole Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Amendment is true, complete and correct.

DATED: June 6, 2012

Country Hill Limited

By:	/s/ Li Keping
	Name:	Li Keping
	Title:	Sole Director

Schedule A

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment

Lou Jiwei Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman and President	Vice Chairman and President of CIC
Li Keping Executive Director, Executive Vice President and Chief Investment Officer	Executive Director, Executive Vice President and Chief Investment Officer of CIC
Zhang Xiaoqiang 38 South Yuetan Street, Xicheng District, Beijing, China Non−Executive Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Li Yong 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non−Executive Director	Vice Minister of Finance of the People’s Republic of China
Chen Jian No.2, Dong Chang'an Avenue, Dongcheng District, Beijing, China Non-executive Director	Vice Minister of Commerce of the People’s Republic of China
Hu Xiaolian 32 Chengfang Street, Xicheng District, Beijing, China Non-executive Director	Vice Governor of the People’s Bank of China
Fang Shangpu No.18, Fucheng Road, Haidian District, Beijing, China Non-executive Director	Deputy Administrator of the State Administration of Foreign Exchange of the People’s Republic of China
Liu Zhongli 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Independent Director	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng No.22, Xianmen Street, Xicheng District, Beijing, China Independent Director	Executive Vice Chairman of China Center for International Economic Exchanges

Li Xin Employee Director	Employee Director and Head of Human Resource Department of CIC
Jin Liqun Chairman of Board of Supervisors	Chairman of Board of Supervisors of CIC
Peng Chun Executive Vice President	Executive Vice President of CIC and President of Central Huijin Investment Ltd.
Fan Yifei Executive Vice President	Executive Vice President of CIC
Xie Ping Executive Vice President	Executive Vice President of CIC
Wang Jianxi Executive Vice President	Executive Vice President of CIC
Liang Xiang Executive Vice President & Secretary of Discipline Inspecting Commission	Executive Vice President & Secretary of Discipline Inspecting Commission of CIC

Sole Director of Bridge Hill Investments Limited

The following table sets forth the name, position with Bridge Hill and present principal occupation of the sole director of Bridge Hill. The business address of the sole director is Walkers Corporate Services Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and the sole director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment

Li Keping Sole Director of Bridge Hill	Executive Director, Executive Vice President and Chief Investment Officer of CIC

Sole Director of Country Hill Limited

The following table sets forth the name, position with Country Hill Limited and present principal occupation of the sole director of Country Hill Limited. The business address of the sole director is Walkers Corporate Services Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and the sole director is a citizen of the People's Republic of China.

Name and Position	Present Principal Occupation or Employment

Li Keping Sole Director of Country Hill	Executive Director, Executive Vice President and Chief Investment Officer of CIC